THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthab[redacted]
Tel. (66) 2591-0736 to 49, 2596 5C
www.thaicom.net, www.ipstar.c

08003654

RECEIVED
2008 JUL -8 A 9:0
SUPPL

June 20, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of ~~Thaicom Public Company~~ Shin Satellite Public Co Ltd
Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 212/2008**

  Subject: Report on dispute between the Company's subsidiary and ETT Limited

  Date: June 20, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUL 10 2008
THOMSON REUTERS

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 20th, 2008

Ref No.: TC212/2008

20th June 2008

Subject: Report on dispute between the Company's subsidiary and ETT Limited

To: The President
Stock Exchange of Thailand

Reference: The Company's Letter reference no.TC204/2008 dated June 6, 2008.

According to the referenced letter, Thaicom Public Company Limited (the "Company") informed the Stock Exchange of Thailand (the "SET") of the progress of the dispute between the Company's subsidiary, IPSTAR Australia Pty. Ltd. ("IPA") and ETT Limited ("ETT") that the Supreme Court of New South Wales granted interlocutory relief to ETT until June 13, 2008 so that the parties could negotiate to resolve the dispute between them. The Company would like to inform the SET that on 17th June 2008, the court issued an order that the dispute between IPA and ETT be referred to arbitration as provided for in clause 23 of the definitive agreement between them. However, both ETT and IPA still continue their negotiation in order to find a settlement acceptable to both parties. IPA will also continue to provide services to its customers as previously.

The Company will report any further progress of the matter to the SET.